[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP]

June 7, 2007

Via Edgar and Federal Express

Perry Hindin Special Counsel Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549-6010

Re:	China Shenghuo Pharmaceutical Holdings, Inc.
Amendment No. 4 to Form SB-2
Filed May 23, 2007
File No. 333-137689

Ladies and Gentlemen:

On behalf of China Shenghuo Pharmaceutical Holdings, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 5 (“Amendment No. 5”) to registration statement on Form SB-2 originally filed on September 29, 2006, as amended by amendment no. 1 filed on December 21, 2006, amendment no. 2 filed on February 13, 2007, amendment no. 3 filed on April 25, 2007, and amendment no. 4 filed on May 23, 2007 (“Amendment No. 4”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 5, in a clean version and a version marked to show changes from Amendment No. 4. We have been advised that changes in Amendment No. 5 compared against Amendment No. 4, as submitted herewith in electronic format, have been tagged.

Please note that Amendment No. 5 was revised to increase the offering amount in the initial public offering from 300,000 shares to 400,000 shares of common stock, in addition to including information regarding the Company’s newly appointed directors.

In addition, please note that the auditors’ consent for Amendment No. 5 was inadvertently not tagged as Exhibit 23.1 and therefore appears as the last page of Amendment No. 5.

Please do not hesitate to contact the undersigned or Jonathan C. Ma at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.

Thomas J. Poletti, Esq.

cc:	Gui Hua Lan, China Shenghuo Pharmaceutical Holdings, Inc.
Eduardo Aleman, U.S. Securities and Exchange Commission